Exhibit 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,					Three Months Ended March 31,
(dollars in thousands)	2013	2014	2015	2016	2017	2018	2017
Net income	$40,338	$287,035	$262,903	$299,181	$318,058	$15,158	$41,893
Income tax expense (benefit)	22,977	(143,264)	22,058	13,356	9,230	1,844	2,199
Fixed charges	221,219	182,107	179,516	213,455	221,069	57,019	54,029
Earnings	284,534	325,878	464,477	525,992	548,357	74,021	98,121
Interest expense, net	146,112	105,152	98,399	123,682	128,390	33,555	31,479
Rent under leases representative of an interest factor (1/3)	75,107	76,955	81,117	89,773	92,679	23,464	22,550
Preferred dividends	—	—	—	—	—	—	—
Fixed charges	221,219	182,107	179,516	213,455	221,069	57,019	54,029
Ratio of earnings to fixed charges	1.3x	1.8x	2.6x	2.5x	2.5x	1.3x	1.8x

(1)

The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.